Exhibit 99.1

NEWS RELEASE

GOLDGROUP MINING ADDED TO SOLACTIVE GLOBAL SILVER MINERS INDEX

Tracked by Global X Silver Miners ETF (SIL). Another Milestone for Goldgroup Mining, Providing the Opportunity to Increase Investor Awareness, Broaden Institutional Visibility and Strengthen its Profile Within the Global Precious-Metals Sector

Vancouver, Canada – November 3, 2026 – Goldgroup Mining Inc. (“Goldgroup” or the “Company”) (TSXV: GORO; NYSE American: GORO; FSE: 55G) is pleased to announce that it has been included in the Solactive Global Silver Miners Index effective at the opening of trading on November 2, 2026.

The inclusion represents a positive capital-markets milestone for Goldgroup as the Company advances its strategy of building a diversified precious metals mining business with established operating assets, significant exploration potential and opportunities for future growth.

The Solactive Global Silver Miners Index tracks companies operating across the global silver mining sector. Goldgroup's inclusion places the Company among a top group of international mining companies recognized within this sector-focused index.

Javier Reyes, Chairman and Chief Executive Officer of Goldgroup Mining, commented, "Being included in the Solactive Global Silver Miners Index is another milestone for Goldgroup and an important opportunity to broaden our visibility within the global precious metals investment community. Our flagship operation, Don David, is a significant producer of silver as well as gold and hosts exciting exploration upside potential.

We are focused on building a new, leading intermediate sized mining company – a stronger, more diversified mining company with a combination of operating assets, exploration upside and opportunities to create sustainable long-term value. As we continue to advance that strategy, we want to ensure that more investors understand the quality of our asset portfolio, the opportunities ahead of us and the potential we see to grow the business.

Index inclusion is one more step in expanding Goldgroup's profile in the capital markets. Our priority remains execution: advancing our projects, strengthening our operating platform and creating value for our shareholders."

About Goldgroup Mining Inc.

Goldgroup Mining Inc. is a precious-metals producer with four wholly owned assets in Mexico and the United States. The Company owns and operates the Don David Gold/Silver Mine in Oaxaca and the Cerro Prieto Gold Mine in Sonora, Mexico, and is advancing the San Francisco Gold Project in Sonora toward a potential production restart and is advancing the Back Forty Project in Michigan through permitting and feasibility. Goldgroup’s strategy is to build an intermediate mining company through production growth, exploration, mine optimization, project development and disciplined M&A. The Company is listed on the TSXV and NYSE American under the symbol “GORO” and on the Frankfurt Stock Exchange under the symbol “55G.” For more information, visit www.goldgroupmining.com.For additional information, please visit the Company's website at www.goldgroupmining.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Javier Reyes

Chairman and Chief Executive Officer Goldgroup Mining Inc.

Contact

Goldgroup Mining Inc. Javier Reyes

Chief Executive Officer jreyes@goldgroupmining.com

Sophia Shane

Corporate Development sshane@goldgroupmining.com 1 (604) 306-6867

www.goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.